

07007307

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53707

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MMLISI Financial Alliances, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

901 Marquette Avenue, Suite 2640
(No. and Street)

Minneapolis	Minnesota	55402
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James Peterson 612-338-1711
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

99 High Street	Boston	MA	02110
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 17 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, James Peterson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MMLISI Financial Alliances, LLC, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



STACY ANNE DRESEL
Notary Public
Minnesota
My Commission Expires Jan 31, 2010

Signature

CCO, Treasurer, FINOP

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Auditor's Report on Internal Accounting Controls.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*




SEC MAIL
PROCESSING
RECEIVED
MAR - 9 2007
WASH., D.C.
186
SECTION

MMLISI Financial Alliances, LLC
(SEC File Number 8-53707)

Financial Statements and Supplemental Schedule
Year Ended December 31, 2006
With Independent Auditors' Report Thereon
Supplemental Report on Internal Control

Filed pursuant to Rule 17a-5(e)(3) as a public document.

MMLISI Financial Alliances, LLC

Financial Statements
December 31, 2006

Table of Contents



KPMG LLP
99 High Street
Boston, MA 02110-2371

Telephone 617 988 1000
Fax 617 988 0800
Internet www.us.kpmg.com

Independent Auditors' Report

To the Members of
MMLISI Financial Alliances, LLC:

We have audited the accompanying statement of financial condition of MMLISI Financial Alliances, LLC (the "Company") as of December 31, 2006, and the related statements of operations, changes in members' equity, and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MMLISI Financial Alliances, LLC as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting priciples.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

Boston, MA
March 8, 2007

MMLISI Financial Alliances, LLC

Statement of Financial Condition
December 31, 2006

Assets

Cash and cash equivalents	$ 159,719
Commissions receivable	24,239
Prepaid expenses and other assets	21,699
Total assets	$ 205,657

Liabilities and Members' Equity

Payables to related parties	$ 8,100
Accounts payable	5,250
Accrued rent expense	6,031
Total liabilities	19,381

Members' Equity

Series A	129,113
Series B	57,163
Total members' equity	186,276
Total liabilities and members' equity	$ 205,657

The accompanying notes are an integral part of these financial statements.

MMLISI Financial Alliances, LLC

Statement of Operations
For the Year Ended December 31, 2006

Revenues	
Commissions	$ 93,506
Total revenues	93,506
Expenses	
General and administrative expenses	129,494
Impairment of goodwill	138,733
Total expenses	268,227
Loss before income tax benefit	(174,721)
Income tax benefit	21,191
Net loss	$ (153,530)

The accompanying notes are an integral part of these financial statements.

MMLISI Financial Alliances, LLC

Statement of Changes in Members' Equity
For the Year Ended December 31, 2006

	Series A		Series B		
	Contributions/ Additional Paid-in Capital	Accumulated Net Income	Contributions/ Additional Paid-in Capital	Accumulated Net (Loss)	Total Members' Equity
Balances at December 31, 2005	$ --	$ --	$ 325,000	$ (105,711)	$ 219,289
Member Contributions	70,517	--	50,000	--	120,517
Net income (loss)	--	58,596	--	(212,126)	(153,530)
Balances at December 31, 2006	$ 70,517	$ 58,596	$ 375,000	$ (317,837)	$ 186,276

The accompanying notes are an integral part of these financial statements.

MMLISI Financial Alliances, LLC

Statement of Cash Flows
For the Year Ended December 31, 2006

Cash flows from operating activities:	
Net loss	$ (153,530)
Adjustments to reconcile net loss to net cash used in operating activities:	
Amortization of leasehold improvements	158
Deferred taxes	(5,221)
Goodwill impairment	138,733
Changes in operating assets and liabilities:	
Commissions receivable	(24,239)
Prepaid expenses	(17,845)
Taxes receivable	48,299
Payables to related parties	600
Accrued rent expense	6,031
Accounts payable and accrued expenses	5,134
Net cash used in operating activities	(1,880)
Cash flows from investing activities:	
Leasehold improvements	(1,896)
Cash flows from financing activities:	
Contributions from members	120,517
Net increase in cash and cash equivalents	116,741
Cash and cash equivalents, beginning of year	42,978
Cash and cash equivalents, end of year	$ 159,719
Supplemental cash flow information:	
Income taxes received	$ 64,243

The accompanying notes are an integral part of these financial statements.

1. Organization

MMLISI Financial Alliances, LLC (the "Company"), a Delaware Series Limited Liability Company organized effective June 2001, is a referral broker-dealer, formed for the sole purpose of providing clients of certain professional firms with access to products and services offered by MML Investors Services, Inc. ("MMLISI") and certain other members of MMLISI's parent, Massachusetts Mutual Life Insurance Company ("MassMutual"). The Company is a registered broker-dealer under the Securities and Exchange Act of 1934.

In August 2004, MMLISI acquired 100% of the Company. In April 2006, the Company began accepting professional firms as new members, at which time MMLISI's ownership decreased to 51%. The professional firms provide member contributions in exchange for non-controlling equity interests.

As a Series limited liability company all capital contributions, assets, liabilities, income, expenses, earnings, profits, and proceeds with respect to the Series A members are held and accounted for separately from the other assets of the Company, and are referred to as assets belonging to that Series. These assets are available for the payment of the liabilities, expenses, costs or charges in respect of, or allocated to, that Series. The assets belonging to each Series belong to that Series for all purposes, and no other Series, subject only to the rights of creditors of that Series.

2. Significant Accounting Policies

The significant accounting policies, which have been consistently applied, are as follows:

Basis of Presentation – The Company's financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP). The preparation of financial statements in conformity with GAAP requires the use of estimates. Accordingly, certain amounts in these financial statements contain estimates made by management. Actual results could differ from those estimates.

Cash and Cash Equivalents – The Company considers any investment with an original maturity of three months or less to be a cash equivalent.

The Series A member equity interests that are identified as belonging to that series are segregated by the Company in separate third party bank accounts for the protection of each member. (See Note 6).

Leasehold Improvements – Major renewals or betterments are capitalized at cost and amortized over the remaining non-cancelable term of the lease. Recurring repairs and maintenance are charged to operations as incurred.

Revenue – The Company earns commissions on business referred to MMLISI and unrelated third party insurance companies. Commission revenue is recognized on an accrual basis.

General and Administrative Expenses – General and administrative expenses are recorded on an accrual basis. (See Note 11).

Fair Value of Financial Instruments – Financial instruments, which include cash and cash equivalents, receivables, and payables, approximate their fair values because of the short maturities of these assets and liabilities.

Income Taxes – Prior to March 31, 2006, the Company accounted for income taxes and related accounts under the asset and liability method, as a single member LLC. Deferred tax assets and liabilities were determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted rates expected to be in effect during the year in which the basis difference reversed. As a result of the acceptance of new members subsequent to March 31, 2006, the Company reversed its deferred tax assets that existed at that time (see Notes 5 and 6) and is treated as a partnership for tax reporting purposes. Therefore, no tax provision has been made for the period subsequent to March 31, 2006.

3. Related-Party Transactions and Agreements

The Company has agreed to reimburse MMLISI for audit fees paid on the Company's behalf, which totaled $7,800 for the year ended December 31, 2006.

Payables to related parties at December 31, 2006 consist of audit fees and other operating costs due to MMLISI.

4. Goodwill

Goodwill of $138,733 was recorded at the date of acquisition in 2004. During 2006, as part of its annual test for impairment, the Company determined that its goodwill had become impaired and it was charged to expense in accordance with Statement of Financial Accounting Standard No. 142, "*Goodwill and Other Intangible Assets*." The fair value used in the test of impairment was determined based upon projected future cash flows, which were not sufficient to support the goodwill balance.

5. Income Taxes

Until March 31, 2006, the Company was party to a tax sharing agreement that covers the members of the MassMutual consolidated group and all single member limited liability companies owned by the consolidated group members (collectively, the "Parties"). That agreement generally requires each Party to pay MassMutual to the extent its activity increases the consolidated federal income tax liability, and requires MassMutual to pay each Party to the extent the Party's activity decreases the consolidated federal income tax liability. The tax-sharing payments are calculated and paid on a quarterly basis. In 2006, the Company was paid for all of its tax benefits in relation to this agreement.

The components of the income tax benefit included in the Statement of Operations for the year ended December 31, 2006 are as follows:

Current:	
Federal	$ 11,711
State	4,259
Total current tax benefit	15,970
Deferred:	
Federal	3,829
State	1,392
Total deferred tax benefit	5,221
Total income tax benefit	$ 21,191

A reconciliation of the income tax benefit computed by applying the prevailing corporate U.S. Federal tax rate to pre-tax loss reflected in the financial statements for the year ended December 31, 2006 is as follows:

Loss before income taxes as of March 31, 2006	$ (35,408)	
Benefit for income taxes at the U.S. Federal rate	$ 12,393	35.0%
Benefit for state and local taxes, net of federal	3,577	10.1
Write-off of deferred tax liability	5,221	14.8
Income tax benefit	$ 21,191	59.9%

6. Members' Equity

As Principal Member, MMLISI holds all the Series B member interests, 51% of the voting rights, and provides the personnel and infrastructure for the operations of the Company. The remaining 49% of the voting rights are held by Series A members.

At December 31, 2006, $76,058 of cash has been segregated related to the Series A members. (See Notes 1 and 2).

Series A members are allocated their respective commission revenues based upon business generated. Generally, expenses are allocated to the Series A members on a pro-rata basis. For the month a member purchases a Series A unit, the allocation is made based upon the number of days the member was active during that month. In 2006, certain expenses primarily related to start-up costs were borne by the Series B member, which totaled $206,876. In future years it is anticipated that all revenues and expenses of the Company will be allocated solely to the Series A members.

7. Commitments and Lease Contingencies

The Company had an operating lease that expired in August, 2006 and entered into a separate operating lease on its office space effective August 1, 2006. In 2006, rent expense on operating leases totaled $27,920, which is included in General and administrative expenses on the Statement of Operations. The obligation on the new lease includes a non-cancelable term of five years. In connection with the new lease, the Company was given the benefit of a four month rent holiday. The Company is expensing its rent commitment over the non-cancelable term of the lease on a straight-line basis. As a result, the Company recorded $6,031 of accrued rent expense as of December 31, 2006, which is disclosed separately on the Statement of Financial Condition.

The Company is committed to the following future minimum rental payments under the non-cancelable portion of its operating lease:

2007	$ 17,764
2008	18,996
2009	19,612
2010	20,001
2011	11,800
	$ 88,173

8. Regulatory Requirements

As a broker-dealer registered with the Securities and Exchange Commission ("SEC"), the Company is subject to the SEC's uniform net capital rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of "aggregate indebtedness" to "net capital" (as those items are defined), shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the net capital ratio would exceed 10 to 1. At December 31, 2006, the Company had net capital of $88,519 which was $83,519 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.22 to 1.

If the Company continues to operate at a net loss, MMLISI will make member contributions in order for the Company's net capital to remain in excess of minimum requirements.

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i). To qualify for the exemption under Rule 15c3-3 (k)(2)(i), the Company is prohibited from carrying margin accounts; must promptly transmit all customer funds and deliver all securities received in connection with its activities as the broker or dealer, must not otherwise hold funds or securities for, or owe money or securities to, customers and must effectuate all financial transactions between the Company and its customers through one or more bank accounts designated as a Special Account for the Exclusive Benefit of Customers of the Company. Currently, the Company does not plan to execute any financial transactions with customers. The Company will refer customers to MMLISI who will execute the financial transactions.

A reconciliation of net capital as reported on the Company's Focus filing dated January 25, 2007 and the amended Focus filing dated March 8, 2007 is as follows:

Net capital as of January 24, 2007	$ 91,110
Decrease in members' equity	(5,250)
Decrease in prepaid expenses	2,659
Net capital as of March 8, 2007	$ 88,519

9. Broker's Bond

The Company carries a broker's blanket fidelity bond in the amount of $300,000. In addition, the Company is afforded additional coverage under the MassMutual Corporate Fidelity Bond Program in the amount of $100,000,000.

10. Litigation and Regulatory Inquiries

Although the Company may, from time to time, become involved in various governmental and administrative proceedings or regulatory investigations and inquiries, there are currently no such proceedings, investigations or pending regulatory inquiries.

11. General and Administrative Expenses

The Company receives certain management and administrative services from WorthMark Financial LLC ("WorthMark"), pursuant to a service agreement. These services include, but are not limited to, financial management, regulatory filings, legal services, and compliance administration. One of WorthMark's owners is also a director of the Company.

General and administrative expenses primarily consist of $60,000 of management fees paid to WorthMark, rent of $27,920, state and regulatory fees of $20,260, audit fees of $7,800, and other miscellaneous expenses.

MMLISI Financial Alliances, LLC

Schedule I

Computation of Net Capital Under Rule 15c3-1
December 31, 2006

Additional Information

Net Capital Requirement

Total members' equity		$ 186,276
Less non-allowable assets:		
Series A members cash	$ 76,058	
Prepaid expenses and other assets	21,699	97,757
Net capital		$ 88,519

Aggregate Indebtedness

Total liabilities included in statement of financial condition	$ 19,381
Minimum net capital required to be maintained (Greater of $5,000 or 6-2/3% of $19,381)	5,000
Net capital in excess of minimum requirements	$ 83,519
Ratio of aggregate indebtedness to net capital	0.22 to 1

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5: Reconciliation of FOCUS Report

No material differences exist between the amounts appearing above and the computation reported by MMLISI Financial Alliances, LLC in Part II-A of the unaudited FOCUS Report on Form X-17A-5 as of December 31, 2006, as amended on March 8, 2007.



KPMG LLP
99 High Street
Boston, MA 02110-2371

Telephone 617 988 1000
Fax 617 988 0800
Internet www.us.kpmg.com

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5
for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

To the Members of
MMLISI Financial Alliances, LLC:

In planning and performing our audit of the financial statements and supplemental schedule of MMLISI Financial Alliances, LLC (the "Company"), as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more that inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily disclose all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the members, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

March 8, 2007

END